EXHIBIT 12

DEAN FOODS COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges for the Years Ended December 31, 2011, 2010, 2009, 2008 and 2007

	Year Ended December 31
	2011	2010	2009	2008	2007
	(In thousands)
Income (loss) from continuing operations before income taxes	$(2,052,598)	$151,222	$380,465	$296,217	$210,229
Fixed charges:
Interest expense	252,951	248,301	246,510	308,178	333,328
Portion of rentals (33%)	48,379	52,828	52,800	49,107	44,546
Capitalized interest	1,541	1,418	1,676	2,803	2,012

Total fixed charges	302,871	302,547	300,986	360,088	379,886

Income (loss) from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$(1,751,268)	$452,351	$679,775	$653,502	$588,103

Ratio of earnings to fixed charges	—	1.50x	2.26x	1.81x	1.55x

Deficiency in the coverage of earnings to fixed charges	$(1,751,268)	$—	$—	$—	$—